

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 22, 2009

Aviram Malik
Chief Executive Officer
Adama Technologies Corporation
76/7 Zalman Shazar Street,
Hod Hasharon, Israel 45350

> **Re: Adama Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed January 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 333-148910**

Dear Mr. Gutierrez:

We issued comments to you on the above captioned filing on September 24, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 5, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 5, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 if you have any questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director

Cc: David Lubin, Esq (via facsimile)